The Caldwell & Orkin Funds, Inc.

5185 Peachtree Parkway, Suite 370

Norcross, GA  30092-6541

August 30, 2010

VIA EDGAR

Mr. Keith O’Connell

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

The Caldwell & Orkin Funds, Inc. (the "Company")
Post-Effective Amendment No. 29 to the Registration Statement
on Form N-1A under the Securities Act of 1933 (33-35156)

Dear Mr. O’Connell:

This letter responds to your comments communicated orally to Thomas D. Peeney, associated with Paul, Hastings, Janofsky & Walker LLP, counsel to the Company, on July 29, 2010 with respect to Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A (the “Registration Statement”) of the Company and its underlying portfolio, the Caldwell & Orkin Market Opportunity Fund (the “Fund”), as filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2010 (accession number 0001193125-10-142170).

In connection with this response to the Commission’s comments, the Company, on behalf of the Fund, hereby acknowledges the following:

(i)

In connection with the comments made by the Commission staff, the Commission has not passed generally on the accuracy or adequacy of the disclosure made in the Registration Statement;

(ii)

The Commission staff comments or changes to disclosure in response to staff comments in the Registration Statement, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take action with respect to the disclosure made in the Registration Statement; and

(iii)

The Company represents that it will not assert the Commission staff’s review process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund’s responses to your comments, which were limited to the Fund’s Prospectus, are reflected below.  We have restated the substance of your comments for your ease of reference.

Comment 1:

You have requested that the fee table under “Fees and Expenses of the Fund” in the Summary Section to include a total of all “Other Expenses,” to reflect the Fund’s total of administrative expenses, interest expense and dividend expense on short sales of securities, in accordance with Instruction 3.(c)(iii) to Item 3 of Form N-1A.

Response 1:

The Fund has revised the fee table to include the “Total Other Expenses,” as requested.

Comment 2:

In the Summary Section, you have requested that the Fund delete the footnote under the fee table regarding the treatment of cash dividends declared on stocks in which the Fund has a short position.

Response 2:

The Prospectus has been revised in response to this comment.

Comment 3:

In the Summary Section, you have requested that the Fund delete the disclosure following the example comparing the costs of investing in the Fund with the cost of investing in other mutual funds over 1, 3, 5 and 10-year periods.

Response 3:

The Prospectus has been revised in response to this comment.

Comment 4:

In the Summary Section, under “Portfolio Turnover,” you have requested that the Fund add the phrase “of the average value of its portfolio,” at the end of the last sentence in the paragraph.

Response 4:

The Prospectus has been revised to include the requested disclosure in response to this comment.

Comment 5:

In the Summary Section, under “Principal Investment Strategies of the Fund,” you have requested that the Fund provide additional disclosure to clarify and explain the Fund’s use of “bullish” and “bearish” investment strategies in the “Long Security” and “Short Security” positions of the Fund’s portfolio, respectively.  In addition, you requested that the Fund provide conforming disclosure regarding the Fund’s investment strategies under “Additional Information on the Fund.”

Response 5:

Additional disclosure under “Principal Investment Strategies of the Fund” and “Additional Information on the Fund” has been provided in response to this comment.

Comment 6:

In the Summary Section, under “Principal Risks of Investing in the Fund,” you have requested that the Fund move the second sentence under “Equity securities interest rate risk,” to be included instead under “Fixed income securities interest rate risk.”

Response 6:

The Prospectus has been revised in response to this comment.  The risk disclosure under “Fixed income securities interest rate risk” has been revised to include the following sentence:

“Falling short-term interest rates may also cause income from short-term money market instruments in which the Fund is invested to decline.”

Comment 7:

In the Summary Section, under “Principal Risks of Investing in the Fund,” you have requested that the Fund add disclosure under “Investments in other investment companies” to explain that, to the extent that the Fund invests in shares of other investment companies, shareholders may be subject to duplicative advisory fees.

Response 7:

The Prospectus has been revised in response to this comment.  The risk disclosure under “Investments in other investment companies” has been revised to include the following sentence:

“To the extent that the Fund invests in securities of other investment companies, shareholders in the Fund may be subject to duplicative advisory and administrative fees.”

Comment 8:

In the Summary Section, under “Principal Risks of Investing in the Fund,” you have requested that the Fund add disclosure under “Portfolio turnover risk” to explain that higher portfolio turnover may result in increased trading costs.

Response 8:

The Prospectus has been revised in response to this comment.  The risk disclosure under “Portfolio turnover risk” has been revised to include the following sentence:

“Higher portfolio turnover may also result in higher brokerage costs for the Fund.”

Comment 9:

In the Summary Section, under “Average Annual Total Return,” you have requested that the Fund delete, if not applicable, the penultimate and last sentences of the paragraph above the table providing the Fund’s 1, 5 and 10-year average annual total return information.

Response 9:

The referenced disclosure is applicable with respect to Fund’s 1-year average annual total return information and, as such, has not been deleted.

Comment 10:

In the Summary Section, under “Risk/Return Bar Chart and Table,” at the end of the paragraph before the bar chart, you have requested that the Fund disclose whether updated performance is available either on the Fund’s website or by calling a toll-free telephone number.

Response 10:

The Prospectus has been revised in response to this comment to include the following sentence under “Risk/Return Bar Chart and Table,” at the end of the paragraph before the bar chart:

“Updated performance information is available on the Fund’s website at www.caldwellorkin.com or by calling the Fund toll-free at 1-800-467-7903.”

Comment 11:

You noted that the word “Management” in the heading “Management of the Fund,” was misspelled “Mana_gement” in the 485APOS filing (pursuant to paragraph (a) of Rule 485 of the Securities Act of 1933) on EDGAR.  You have requested that the Fund ensure that the spelling of “Management” in the heading “Management of the Fund,” will be corrected in the Fund’s 485BPOS filing (pursuant to paragraph (b) of Rule 485 of the Securities Act of 1933) on EDGAR.

Response 11:

The Fund will ensure that “Management” is spelled correctly in the 485BPOS filing (pursuant to paragraph (b) of Rule 485 of the Securities Act of 1933) on EDGAR and the Prospectus distributed to shareholders and made available on the Fund’s website.

Comment 12:

You have requested that the Fund delete the phrase “THIS IS A PRIVACY STATEMENT AND NOT PART OF THE PROSPECTUS” above the heading “Privacy Policy Disclosure.”

Response 12:

The Prospectus has been revised in response to this comment.

Comment 13:

You have requested that the Fund confirm whether its independent registered public accounting firm will consent to be named in the Registration Statement.

Response 13:

Post-Effective Amendment No. 29 to the Registration Statement, filed on Form N-1A pursuant to paragraph (b) of Rule 485 of the Securities Act of 1933, will include the consent of the Fund’s independent registered public accounting firm.

Additional Changes

In addition to the foregoing changes to the Registration Statement, the Fund has included disclosure under “Management of the Fund” to describe the Fund’s expense reimbursement arrangements with C&O Funds Advisor, Inc. (the “Manager”), the investment adviser to the Fund.  The following disclosure has been included:

“Expense Reimbursement Arrangements.  The Manager has agreed to reimburse the Fund to the extent necessary to prevent its annual ordinary operating expenses (excluding taxes, expenses related to the execution of portfolio transactions and the investment activities of the Fund (such as, for example, interest, dividend expenses on securities sold short, brokerage commissions and fees and expenses charged to the Fund by any investment company in which the Fund invests) and extraordinary charges such as litigation costs) from exceeding 2.00% of the Fund’s average net assets.”

The fee table under “Fees and Expenses of the Fund” in the Summary Section of the Prospectus does not include separate captions showing the amount of the expense reimbursement and the Fund’s net expenses since no reimbursement was required for the fiscal year ended April 30, 2010.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 720-917-0641.

Sincerely,

/s/ Paul F. Leone

Paul F. Leone

Secretary